Registration No. 333-254710

As filed with the Securities and Exchange Commission on August 13, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

POST-EFFECTIVE

AMENDMENT NO. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Midland National Life Insurance Company

(Exact Name of Registrant as Specified in its Charter)

Iowa	6311	46-0164570
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

8300 Mills Civic Parkway

West Des Moines, Iowa 50266-1071

(877) 586-0240

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Copy to:

Brett L. Agnew
Midland National Life Insurance Company 8300 Mills Civic Parkway West Des Moines, Iowa	Dodie Kent Eversheds Sutherland New York, New York

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Approximate date of commencement of proposed sale to the public: Continuously on and after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-254710

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Individual Contingent Deferred Annuity Certificates	$1,750,000,000	N/A	$31,125,000	$3,395.74

(1)	Proposed maximum offering price per unit is not applicable because these securities are not issued in predetermined amounts or units.
(2)

Fees for the certificates are based upon the value of protected assets. The proposed maximum aggregate offering price is estimated based upon certificates protecting $1,750,000 in total assets and is estimated solely for the purpose of determining the registration fee.

(3)	Previously paid. This Post-Effective Amendment does not register any new securities.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 (File No. 333-254710) (the “Registration Statement”) of Midland National Life Insurance Company is being filed pursuant to Rule 462(d) of the Securities Act of 1933, as amended (the “Securities Act”), solely to include Exhibit 23(b) not previously filed with the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than supplementing Item 16 of Part II as set forth below. Pursuant to Rule 462(d) of the Securities Act, this Amendment shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits. The following exhibit is filed as part of this Registration Statement:

(23)(b)         Consent of Eversheds Sutherland (US) LLP

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Midland National Life Insurance Company, has duly caused this Post-Effective Amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned thereunto duly authorized, in Des Moines, Iowa on this 13th day of August, 2021.

By: MIDLAND NATIONAL LIFE INSURANCE COMPANY (REGISTRANT)

By:	/s/ *
ESFANDYAR E. DINSHAW
Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement on Form S-1 has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title

/s/ *	Chairman of the Board of Directors, Chief Executive Officer
ESFANDYAR E. DINSHAW	(Principal Executive Officer)

/s/ *	Director, President & Chief Operating Officer
STEVEN C. PALMITIER

/s/ *	Vice President & Chief Financial Officer
DAVID C. ATTAWAY	(Principal Financial & Accounting Officer)

/s/ *	Director
DARRON K. ASH

/s/ *	Director
WILLARD BUNN, III

/s/ *	Director
JAMES RODERICK CLARK

/s/ *	Director
THOMAS CORCORAN

/s/ *	Director
WILLIAM D. HEINZ

/s/ *	Director
HEATHER KREAGER

/s/ *	Director
MICHAEL M. MASTERSON

*By:	/s/ Brett L. Agnew	Date: August 13, 2021
Brett L. Agnew
Attorney-in-Fact
Pursuant to Power of Attorney

EXHIBIT INDEX

Item	Exhibit

16(23)(b)	Consent of Eversheds Sutherland (US) LLP